QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.(a)(1)(H)

To: [Employee Name]

From: Danielle Saunders

Date:                        , 2002

Re:  Confirmation of Participation in the Offer to Exchange

        Thank you for your participation in Primus Telecommunications Group, Incorporated's 2002 Stock Option Exchange Program. Defined terms not explicitly defined herein but defined in the Offer to Exchange shall have the same definitions as used in the Offer to Exchange. The stock option(s) held by you that have been cancelled effective June 18, 2002 are identified on the following page entitled "Personnel Option Status" under the column heading "Cancelled."

        The number of shares subject to the Replacement Option you will have the right to receive in accordance with the Offer is equal to the number of shares subject to Eligible Options that you have tendered, and the exercise price of any such Replacement Option granted will be equal to the closing price of the Company's Common Stock as reported on Nasdaq SmallCap Market (or the OTC Bulletin Board or other market in which Primus Common Stock trades) on the last market trading day prior to the date of grant.

        You can view a summary of your stock option grant(s) by sending a request to Danielle Saunders via e-mail at dsaunders@primustel.com. If you have any other questions regarding the above, please contact Danielle Saunders via e-mail or by telephone at (703) 748-8016.

PRIMUS TELECOMMUNICATIONS GROUP,
INCORPORATED

QuickLinks

  EXHIBIT 99.(a)(1)(H)